





UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-30534

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/19 (MM/DD/YY) AND ENDING 06/30/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: R.M. DUNCAN SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

501 NORTH UNIVERSITY, SUITE 101
(No. and Street)

LITTLE ROCK	AR	72205
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Randall M. Duncan 501-280-0200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tuttle & Bond, PLLC
(Name – *if individual, state last, first, middle name*)

1928 Jackson Ln.	China Spring	TX	76633
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

CONFIDENTIAL

OATH OR AFFIRMATION

I, Randall M. Duncan _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
R.M. DUNCAN SECURITIES, INC. _____ , as

of June 30 _____ , 20 20____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____

Signature

President
_____
Title


ROY F. SCHICHTL
Notary Public-Arkansas
Faulkner County
My Commission Expires 05-03-2021
Commission # 12382058

Notary Public

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

R.M. Duncan Securities, Inc.

**Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission**

Including Independent Auditor's Report Thereon

For the Year-Ended June 30, 2020

Contents

Independent Auditors Report 1

Financial Statements 2

    Statement of Financial Condition 2

    Statement of Operations 3

    Statement of Cash Flows 4

    Statement of Changes in Ownership Equity 5

    Statement of Changes in Subordinated Liabilities 6

Notes to Financial Statements 7

Supplementary Schedules Pursuant to SEA Rule 17a-5 11

    Computation of Net Capital 11

    Computation of Net Capital Requirement 11

    Computation of Aggregate Indebtedness 11

    Computation of Reconciliation of Net Capital 11

    Statement Related to Uniform Net Capital Rule 12

    Statement Related to Material Inadequacies 12

    Statement Related to Exemptive Provision (Possession and Control) 12

    Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) 13

    Auditors Review of Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) 14

    Supplementary Auditor's Agreed Upon Procedures Report 15



TuttleBond
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Director and Shareholder of R.M. Duncan Securities, Inc.

Opinion on The Financial Statements

We have audited the accompanying statement of financial condition of R.M. Duncan Securities, Inc. (the "Company") as of June 30, 2020, and the related statements of operations, stockholder's equity, and cash flows for the year then ended, including the related notes (collectively referred to as "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that the audit provides a reasonable basis for our opinion.

Report on Supplementary Information

The accompanying information contained in the Supplementary Information section has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statement. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934 and, if applicable, under Regulation 1.10 under the Commodity Exchange Act. In our opinion, the information contained in the Supplementary Information section is fairly stated, in all material respects, in relation to the financial statements as a whole.

TUTTLE & BOND, PPLC
Tuttle Bond PLLC

China Spring, Texas
August 24, 2020

We have served as the R.M. Duncan Securities, Inc.'s auditor since June 30, 2019.

Tuttle & Bond, PLLC
1928 Jackson Lane
China Spring, TX 76633
Ph: [illegible] 4154
auditdocs@tuttlebond.com www.tuttlebond.com

CONFIDENTIAL

R.M. Duncan Securities, Inc.
Financial Statements
Statement of Financial Condition
As of and for the Year-Ended June 30, 2020

Assets

Current Assets

Cash	$ 191,841
Accounts Receivable	65,427
Other Current Assets	30,711
Secured Demand Note	50,000
Employee Advances	1,000
Total Current Assets	338,979

Fixed Assets

Furniture and equipment	10,581
Less Accumulated Depreciation	(10,581)
	-

Total Assets	$ 338,979

Liabilities & Equity

Liabilities

Current Liabilities

Accounts Payable	5,724
Subordinated Loan (Secured Demand Note)	50,000
Other Current Liabilities	38,131
Current Maturities of Long-Term Debt	27,149
Total Current Liabilities	121,004

Long-Term Liabilities

Long-Term Debt less Current Maturities	34,581

Total Liabilities	155,585

Equity

Additional Paid-in Capital	71,518
Common Stock, no par value, 1,000 shares	
Authorized, 100 shares issued and outstanding	6,000
Retained Earnings (Deficit)	105,876
Total Equity	183,394

Total Liabilities & Equity	$ 338,979

The accompanying notes are an integral part of these financial statements.

CONFIDENTIAL

R.M. Duncan Securities, Inc.
Financial Statements
Statement of Operations
As of and for the Year-Ended June 30, 2020

Ordinary Income

Income

Commissions Listed Equities OTC	$	158,302
Commissions Other Securities		57,716
Revenue Investment Company Shares		29,244
Commissions Corporate Debt		3,438
Principal Trades Municpals		106,207
Interest Income		1,275
Registered Offerings		772,859
Revenue 12-B-1 Fees		8,197
Other Revenue		18,475
Total Income		1,155,713

Expenses

Registred Representatives Compensation	541,334
Compensation non-revenue producing	62,875
Other Compensation Expense	29,215
Clearance Fees	24,968
Interest Subordinated Debt	2,000
Technology data and communication	43,440
Travel and Entertainment	3,513
Occupancy and Equipment Expense	28,558
Regulatory Fees	16,259
Professional Service Fees	68,696
Other Expense	10,962
Total Expenses	831,820
Net Income	$ 323,893

The accompanying notes are an integral part of these financial statements.

CONFIDENTIAL

3

R.M. Duncan Securities, Inc.
Financial Statements
Statement of Cash Flows
As of and for the Year-Ended June 30, 2020

Cash flows from operating activities	
Net Income	$ 323,893
Adjustments to Recocile net income to net cash	
provided by operating activities	
Change in assets and liabilities	
Accounts Receivable	(65,237)
Other Current Assets	(418)
Employee Advances	19,000
Accounts Payable	3,052
Current Liabilities	4,898
Net Cash Provided (Used) by Operating Activities	285,188
Cash Flows From Financing Activities	
Proceeds from Long Term Debt	61,730
Capital Withdrawals	(231,451)
Net Cash Provided (Used) by Financing Activities	(169,721)
Increase (Decrease) in Cash & Cash Equivalents	115,467
Cash and Cash Equivalents at Beginning of Year	76,374
Cash and Cash Equivalents at End of Year	$ 191,841
Supplemental Disclosure of Cash Flow Information:	
Cash Paid During the Year For:	
Interest	$ 2,166

The accompanying notes are an integral part of these financial statements.

R.M. Duncan Securities, Inc.
Financial Statements
Statement of Changes in Ownership Equity
As of and for the Year-Ended June 30, 2020

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total Equity
Balance - July 1, 2019	$ 6,000	$302,969	$(218,017)	$ 90,952
Net Income			323,893	323,893
Capital Withdrawals		(231,451)		(231,451)
Balance - June 30, 2020	$ 6,000	$ 71,518	$ 105,876	$183,394

The accompanying notes are an integral part of these financial statements.

Statement of Changes in Subordinated Liabilities
As of and for the Year-Ended June 30, 2020

	Retained Earnings (Deficit)
Balance - July 1, 2019	$ 50,000
Additions	-
Deletions	-
Balance - June 30, 2020	$ 50,000

The accompanying notes are an integral part of these financial statements.

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.   BUSINESS ENTITY - R.M. DUNCAN SECURITIES, INC. (THE COMPANY) IS A   REGISTERED BROKER-DEALER WITH THE SECURITIES AND EXCHANGE COMMISSION. THE COMPANY'S ACTIVITIES INCLUDE DIRECT PARTICIPATION PROGRAMS, PRIVATE PLACEMENTS, RETAILING OF CORPORATE SECURITIES OVER-THE-COUNTER, BROKERING OF U.S. GOVERNMENT SECURITIES, SOLICITING OF INSTITUTIONS AND RETAIL CLIENTS, AND WRITING OF PUTS AND CALLS AS A BROKER. THE COMPANY'S SECURITIES TRANSACTIONS ARE EXECUTED AND CUSTOMER ACCOUNTS ARE CARRIED ON A FULLY DISCLOSED BASIS WITH HILLTOP SECURITIES INCORPORATED.

b.   CASH AND CASH EQUIVALENTS - FOR THE PURPOSES OF THE STATEMENT OF CASH FLOWS, THE COMPANY CONSIDERS ALL CERTIFICATES OF DEPOSIT AND ALL LIQUID CASH INVESTMENTS WITH ORIGINAL MATURITIES OF LESS THAN THREE MONTHS TO BE CASH EQUIVALENTS.

c.   SECURITIES TRANSACTIONS - PROPRIETARY SECURITIES TRANSACTIONS IN REGULAR WAY TRADES ARE RECORDED ON THE TRADE DATE, AS IF THEY HAD SETTLED. PROFIT AND LOSS ARISING FROM ALL SECURITIES TRANSACTIONS ENTERED INTO FOR THE ACCOUNT AND RISK OF THE COMPANY ARE RECORDED ON A TRADE DATE BASIS. CUSTOMERS' SECURITIES TRANSACTIONS AND THE RELATED COMMISSION INCOME AND EXPENSES ARE REPORTED ON A TRADE DATE BASIS.

MARKETABLE SECURITIES ARE VALUED AT MARKET VALUE, AND SECURITIES NOT READILY MARKETABLE ARE VALUED AT FAIR VALUE AS DETERMINED BY MANAGEMENT.

d.   FURNITURE AND FIXTURES - FURNITURE AND FIXTURES ARE STATED AT COST. DEPRECIATION IS PROVIDED USING THE STRAIGHT - LINE METHOD OVER THE   ESTIMATED USEFUL LIVES OF THE ASSETS.

e.   INCOME TAXES - THE COMPANY, WITH THE CONSENT OF ITS STOCKHOLDER, HAS ELECTED UNDER THE INTERNAL REVENUE CODE AND THE ARKANSAS STATE INCOME TAX LAWS TO BE AN S CORPORATION. IN LIEU OF CORPORATION INCOME TAXES, THE STOCKHOLDER OF AN S CORPORATION IS TAXED ON HIS/HER PROPORTIONATE SHARE OF THE COMPANY'S TAXABLE INCOME. THEREFORE, NO PROVISION OR LIABILITY FOR FEDERAL OR STATE INCOME TAXES HAS BEEN INCLUDED IN THE FINANCIAL STATEMENTS. THE FEDERAL INCOME TAX RETURNS OF THE COMPANY FOR 2019, 2018, and 2017 ARE SUBJECT TO EXAMINATION BY THE IRS, GENERALLY FOR THREE YEARS AFTER THEY WERE FILED.

f.   ACCOUNTS RECEIVABLE - UNCOLLECTIBLE ACCOUNTS RECEIVABLE ARE CHARGED DIRECTLY AGAINST EARNINGS WHEN THEY ARE DETERMINED TO BE UNCOLLECTIBLE. USE OF THIS METHOD DOES NOT RESULT IN A MATERIAL DIFFERENCE FROM THE VALUATION METHOD REQUIRED BY GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.

g.   CLEARING DEPOSIT - THE COMPANY HAS PLACED A $30,000 CLEARING DEPOSIT WITH HILLTOP SECURITIES INCORPORATED WHICH IS FULLY REFUNDABLE TO THE COMPANY SHOULD IT CLOSE THE CLEARING ACCOUNT.

h.   USE OF ESTIMATES - THE PREPARATION OF FINANCIAL STATEMENTS IN CONFORMITY WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES REQUIRES MANAGEMENT TO MAKE ESTIMATES AND ASSUMPTIONS THAT AFFECT THE REPORTED AMOUNTS OF ASSETS AND LIABILITIES AND DISCLOSURE OF CONTINGENT ASSETS AND LIABILITIES AT THE DATE OF THE FINANCIAL STATEMENTS AND THE REPORTED AMOUNTS OF REVENUES AND EXPENSES DURING THE REPORTING PERIOD. ACTUAL RESULTS COULD DIFFER FROM THOSE ESTIMATES.

i.   CONCENTRATIONS OF CREDIT RISK - FINANCIAL INSTRUMENTS THAT POTENTIALLY   EXPOSE THE ORGANIZATION TO CONCENTRATIONS OF CREDIT RISK ARE CASH   EQUIVALENTS. CASH EQUIVALENTS ARE MAINTAINED AT HIGH-QUALITY FINANCIAL   INSTITUTIONS AND CREDIT EXPOSURE IS LIMITED TO ANY ONE INSTITUTION. THE ORGANIZATION HAS NOT EXPERIENCED ANY LOSSES ON ITS CASH EQUIVALENTS. THE COMPANY IS ENGAGED IN VARIOUS TRADING AND BROKERAGE ACTIVITIES IN WHICH COUNTERPARTIES PRIMARILY INCLUDE BROKER-DEALERS, BANKS, AND OTHER FINANCIAL INSTITUTIONS. IN THE EVENT COUNTERPARTIES DO NOT FULFILL THEIR OBLIGATIONS, THE COMPANY MAY BE EXPOSED TO RISK. THE RISK OF DEFAULT DEPENDS ON THE CREDITWORTHINESS OF THE COUNTERPARTY OR ISSUER OF THE INSTRUMENT. IT IS THE COMPANY'S POLICY TO REVIEW, AS NECESSARY, THE CREDIT STANDING OF EACH COUNTERPARTY.

2. RECEIVABLE FROM AND PAYABLES TO BROKER AND CLEARING HOUSE

AMOUNTS RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING HOUSE AT JUNE 30, 2020 CONSIST OF THE FOLLOWING:

AT JUNE 30, 2020:	RECEIVABLE	PAYABLE
PAYABLE TO CLEARING HOUSE	$ -	$ 2,402
RECEIVABLE FROM CLEARING HOUSE	65,427	
TOTAL	$ 65,427	$ 2,402

THE COMPANY CLEARS CERTAIN OF ITS PROPRIETARY AND CUSTOMER TRANSACTIONS THROUGH ANOTHER BROKER-DEALER ON A FULLY DISCLOSED BASIS. THE AMOUNT PAYABLE TO THE CLEARING HOUSE RELATES TO THE AFOREMENTIONED TRANSACTIONS AND IS COLLATERALIZED BY SECURITIES OWNED BY THE COMPANY.

3. SECURITIES OWNED

FAIR VALUE MEASUREMENT FASB ASC 820 DEFINES FAIR VALUE, ESTABLISHES A FRAMEWORK FOR MEASURING FAIR VALUE, AND ESTABLISHES A FAIR VALUE HIERARCHY WHICH PRIORITIZES THE INPUTS TO VALUATION TECHNIQUES. FAIR VALUE IS THE PRICE THAT WOULD BE RECEIVED TO SELL AN ASSET OR PAID TO TRANSFER A LIABILITY IN AN ORDERLY TRANSACTION BETWEEN MARKET PARTICIPANTS AT THE MEASUREMENT DATE. A FAIR VALUE MEASUREMENT ASSUMES THAT THE TRANSACTION TO SELL THE ASSET OR TRANSFER THE LIABILITY OCCURS IN THE PRINCIPAL MARKET FOR THE ASSET OR LIABILITY OR, IN THE ABSENCE OF A PRINCIPAL MARKET, THE MOST ADVANTAGEOUS MARKET. VALUATION TECHNIQUES THAT ARE CONSISTENT WITH THE MARKET, INCOME OR COST APPROACH, AS SPECIFIED BY FASB ASC 820, ARE USED TO MEASURE FAIR VALUE.

THE FAIR VALUE HIERARCHY PRIORITIZES THE INPUTS TO VALUATION TECHNIQUES USED TO MEASURE FAIR VALUE INTO THREE BROAD LEVELS:

LEVEL 1 INPUTS ARE QUOTED PRICES (UNADJUSTED) IN ACTIVE MARKETS FOR IDENTICAL ASSETS OR LIABILITIES THE COMPANY HAS THE ABILITY TO ACCESS.

LEVEL 2 INPUTS ARE INPUTS (OTHER THAN QUOTED PRICES INCLUDED WITHIN LEVEL 1) THAT ARE OBSERVABLE FOR THE ASSET OR LIABILITY, EITHER DIRECTLY OR INDIRECTLY.

LEVEL 3 ARE UNOBSERVABLE INPUTS FOR THE ASSET OR LIABILITY AND RELY ON MANAGEMENT'S OWN ASSUMPTIONS ABOUT THE ASSUMPTIONS THAT MARKET PARTICIPANTS WOULD USE IN PRICING THE ASSET OR LIABILITY. (THE UNOBSERVABLE INPUTS SHOULD BE DEVELOPED BASED ON THE BEST INFORMATION AVAILABLE IN THE CIRCUMSTANCES AND MAY INCLUDE THE COMPANY'S OWN DATA.)

THE FOLLOWING TABLE PRESENTS THE COMPANY'S FAIR VALUE HIERARCHY FOR THOSE ASSETS AND LIABILITIES MEASURED AT FAIR VALUE ON A RECURRING BASIS AS OF JUNE 30, 2020. THE INPUTS USED FOR LEVEL 2 VALUATION REPRESENTED BIDS FROM A BROKER / DEALER TO PURCHASE THE ASSET AT A STATED PRICE.

FAIR VALUE MEASUREMENTS ON A RECURRING BASIS
AS OF JUNE 30, 2020

	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
ASSETS				
FINANCIAL INSTURMENTS OWNED				
CORPORATE BONDS	$ -	$ -	$ -	$ -
MUNICIPAL BONDS	-	-	-	-
EQUITIES	-	-	-	-
TOTAL	$ -	$ -	$ -	$ -

4. **SUBORDINATED BORROWINGS**

THE BORROWINGS UNDER SUBORDINATION AGREEMENTS CONSISTED OF THE FOLLOWING:

4.00% NOTE PAYABLE TO REVA L. DUNCAN, PAYABLE IN ANNUAL INSTALLMENTS OF INTEREST, SECURED BY PLEDGED UNITED STATES TREASURY NOTES AS DEFINED IN THE COLLATERAL AGREEMENT, DUE ON JUNE 8, 2021.	$ 50,000

THE SUBORDINATED BORROWINGS ARE WITH REVA L. DUNCAN AND ARE AVAILABLE IN COMPUTING NET CAPITAL UNDER THE SEC'S UNIFORM NET CAPITAL RULE. TO THE EXTENT THAT SUCH BORROWINGS ARE REQUIRED FOR THE COMPANY'S CONTINUED COMPLIANCE WITH MINIMUM NET CAPITAL REQUIREMENTS, THEY MAY NOT BE REPAID.

5. **LONG-TERM DEBT**

ON APRIL 30, 2020, R.M. DUNCAN SECURITIES, INC. (THE "BORROWER"), WAS GRANTED A LOAN (THE "LOAN") FROM IBERIABANK IN THE AGGREGATE AMOUNT OF $61,730, PURSUANT TO THE PAYCHECK PROTECTION PROGRAM (THE "PPP") UNDER DIVISION A, TITLE I OF THE CARES ACT, WHICH WAS ENACTED MARCH 27, 2020.

THE LOAN, WHICH WAS IN THE FORM OF A NOTE DATED APRIL 30, 2020 ISSUED BY THE BORROWER, MATURES ON APRIL 30, 2022 AND BEARS INTEREST AT A RATE OF 1.00% PER ANNUM, PAYABLE MONTHLY COMMENCING ON NOVEMBER 30, 2020. THE NOTE MAY BE PREPAID BY THE BORROWER AT ANY TIME PRIOR TO MATURITY WITH NO PREPAYMENT PENALTIES. FUNDS FROM THE LOAN MAY ONLY BE USED FOR PAYROLL COSTS, COSTS USED TO CONTINUE GROUP HEALTH CARE BENEFITS, MORTGAGE PAYMENTS, RENT, UTILITIES, AND INTEREST ON OTHER DEBT OBLIGATIONS INCURRED BEFORE FEBRUARY 15, 2020. THE COMPANY INTENDS TO USE THE ENTIRE LOAN AMOUNT FOR QUALIFYING EXPENSES. UNDER THE TERMS OF THE PPP, CERTAIN AMOUNTS OF THE LOAN MAY BE FORGIVEN IF THEY ARE USED FOR QUALIFYING EXPENSES AS DESCRIBED IN THE CARES ACT.

AGGREGATE MATURITIES OF LONG-TERM DEBT ARE AS FOLLOWS:

FOR THE YEAR ENDED JUNE 30,			
	2020	$	27,149
	2021		34,581
		$	61,730

6. **NET CAPITAL REQUIREMENT**

THE COMPANY IS REQUIRED TO MAINTAIN MINIMUM NET CAPITAL AS DEFINED UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934 AND RELATED REGULATIONS. THE COMPANY USES THE AGGREGATE INDEBTEDNESS METHOD WHICH REQUIRES A BROKER-DEALER TO MAINTAIN MINIMUM NET CAPITAL OF 6-2/3% OF AGGREGATE INDEBTEDNESS OR $100,000, WHICHEVER IS GREATER, AND ALSO REQUIRES THAT THE RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL NOT EXCEED 15 TO 1. NET CAPITAL (AS DEFINED) AT JUNE 30, 2020 WAS $232,082, AND THE COMPANY'S AGGREGATE INDEBTEDNESS TO NET CAPITAL RATIO WAS .4549 TO 1.

7. **RELATED PARTY TRANSACTIONS**

THE COMPANY RENTED OFFICE SPACE FROM THE PRESIDENT / SHAREHOLDER OF R.M. DUNCAN SECURITIES, INC. THE COMPANY PAID $28,558 IN 2020 FOR RENT TO THIS SHAREHOLDER.

THE COMPANY EARNED GROSS COMMISSIONS OF $3,136 ON TRADES EXECUTED FOR RELATIVES OF OFFICERS OF THE CORPORATION AND OTHER RELATED ENTITIES.

THE PRESIDENT / SHAREHOLDER OF R.M. DUNCAN SECURITIES, INC. SERVES AS THE MANAGER OF EMINENCE ENERGY RESOURCES, LLC WHICH OWNS A 40% INTEREST OF WARRIOR EXPLORATION & PRODUCTION, LLC. DURING 2020 THE COMPANY RECEIVED COMMISSIONS OF APPROXIMATELY $571,000 FOR THE PRIVATE PLACEMENT OF DEBT SECURITIES FROM WARRIOR EXPLORATION & PRODUCTION, LLC.

8. COMMITMENTS

THE TOTAL RENT EXPENSE FOR THE YEARS ENDED JUNE 30, 2020, WAS $28,558. THE RENTAL AGREEMENT RUNS FROM MONTH TO MONTH. THEREFORE, ASC 842 DOES NOT APPLY.

9. MAJOR CUSTOMER

REVENUE FROM TWO CUSTOMERS APPROXIMATED $766,850 OR 66% OF TOTAL REVENUES FOR THE YEAR ENDED JUNE 30, 2020.

10. REVENUE RECOGNITION

COMMISSION REVENUES ARE RECORDED BY THE COMPANY WHEN SERVICES ARE RENDERED. THE COMPANY IS ENTITILED TO PLACEMENT AND/OR TRANSACTIONS FEES ASSOCIATED WITH THE SUCESS OF ITS WORK AS FEES ARE EARNED, DEFINED GENERALLY AS WHEN CAPITAL IS IRREVOCABLY COMMITED BY INVESTORS AND ANY FUNDING OR OTHER CONTINGENCIES HAVE BEEN REMOVED. REVENUE IS RECOGNIZED IN ACCORDANCE WITH ASC 606 AS SERVICES ARE RENDERED AND THE CONTRACTS IDENTIFIED PERFORMANCE OBLIGATIONS HAVE BEEN SATISFIED.

THE REVENUE RECOGNITION GUIDANCE REQUIRES THAT AN ENTITY RECOGNIZE REVENUE TO DIPICT THE TRANSFER OF PROMISED GOODS OR SERVICES TO CUSTOMERS IN AN AMOUNT THAT REFLECTS THE CONSIDERATION TO WHICH THE ENTITY EXPECTS TO BE ENTITILED IN EXCHANGE FOR THOSE GOODS OR SERVICES. THE GUIDANCE REQUIRES AN ENTITY TO FOLLOW A FIVE-STEP MODEL TO (A) IDENTIFY THE CONTRACT(S) WITH A CUSTOMER, (B) IDENTIFY THE PERFORMACNCE OBLIGATIONS IN THE CONTRACT, (C) DETERMINE THE TRANSACTION PRICE, (D) ALLOCATE THE TRANSACTION PRICE TO THE PERFORMANCE OBLIGATIONS IN THE CONTRACT, AND (E) RECOGNIZE REVENUE WHEN (OR AS) THE ENTITY SATISIFIES A PERFORMANCE OBLIGATION. IN DETERMINING THE TRANSACTION PRICE, AN ENTITY MAY INCLUDE VARIABLE CONSIDERATION ONLY TO THE EXTENT THAT IT IS PROBABLE THAT A SIGNIFICANT REVERSAL IN THE AMOUNT OF THE CUMULATIVE REVENUE RECOGNIZED WOULD NOT OCCUR WHEN THE UNCERTAINTY ASSOCIATED WITH THE VARIABLE CONSIDERATION IS RESOLVED.

THERE WERE NO UNSATISIFED PERFORMANCE OBLIGATIONS AS OF JUNE 30, 2020.

11. SUBSEQUENT EVENTS

THE COMPANY EVALUATED THE EVENTS AND TRANSACTIONS SUBSEQUENT TO ITS JUNE 30, 2020 BALANCE SHEET DATE IN ACCORDANCE WITH FASB ASC 855-10-50 AND DETERMINED THAT THERE WERE NO SIGNIFICANT EVENTS TO REPORT THROUGH AUGUST 24, 2020 WHICH IS THE DATE THE COMPANY'S FINANCIAL STATEMENTS WERE AVAILABLE FOR ISSUE.

R.M. Duncan Securities, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended June 30, 2020

Total Stockholder's Equity from Statement of Financial Condition	$ 183,394
Total Capital	183,394
Add:	
Subordinated Borrowings Allowable	50,000
Deduct	
Receivables from Employee	(1,000)
Prepaid Costs	(312)
Net Capital before Haircusts on Securities Positions	232,082
Hair custs on Securities:	
Other Securities	-
Net Capital	232,082
Minimum Net Capital Required (6.23% of total Aggregate Indebtedness	$ 7,039
Minimum Dollar Net Capital Requirement	$ 100,000
Net Capital Requirement	$ 100,000
Excess Net Caital	$ 132,082
Excess Net Capital at 1000% (Net Capital Less 10% of Aggregate Indebtedness	$ 112,082
Total Aggregate Indebtedness Liabilities from Statement of Financial Condition	$ 105,585
Ratio: Aggregate Indebtedness to Net Capital	45.49%

R.M. Duncan Securities, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended June 30, 2020

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15:1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At June 30, 2020 the Company had net capital of $232,082 which was $132,082 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 45.49%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method. There were no material differences reported as Net Capital in the audited computation of Net Capital and the broker- dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule 1Sc3-3(k)(2)(ii); All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and, therefore, does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

SEA Rule 17a-S(e)(4) requires a registered broker-dealer not exempt from SIPC membership with gross revenues that exceed $500,000 to file an Agreed Upon Procedures Report. In circumstances where the broker-dealer reports less than $500,000 in gross revenue they are not required to an Agreed Upon Procedures Report. Broker-dealers exempt from SIPC membership are required to file a copy of Form SIPC 3 evidencing exclusion from membership and an Agreed Upon Procedures Report. If required to file, the relevant report shall be included in this Supplemental Information section.



TuttleBond
Certified Public Accountants

Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
For the Year-End June 30, 2020

Report of Independent Registered Public Accounting Firm
Exemption Review Report Pursuant to 15c3-3

Exemption: 15c3-3(k)(2)(ii)

Randall Duncan
R.M. Duncan Securities, Inc.
501 N. University, Suite
101
Little Rock, AR 72205

Dear Randall Duncan:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which R.M. Duncan Securities, Inc. identified 15c3-3(k)(2)(ii) as the provision under 17 C.F.R. § 15c3-3(k) under which it claims exemption from 17 C.F.R. §240.15c3-3. R.M. Duncan Securities, Inc. stated that it has met the 15c3-3(k)(2)(ii) exemption throughout the most recent fiscal year without exception, or, with exception, as noted in the Representation Letter of Exemption. R.M. Duncan Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about R.M. Duncan Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

TUTTLE & BOND, PLLC
Tuttle Bond PLLC

China Spring, Texas
August 24, 2020

Tuttle & Bond, PLLC
1928 Jackson Lane
China Spring, TX 76633
Ph: [illegible] 4154
auditdocs@tuttlebond.com www.tuttlebond.com

CONFIDENTIAL

R.M. DUNCAN SECURITIES, INC.

Investment Bankers

Randall M.Duncan
Stephen Blake Murchison
Roy F. Schichtl

501 NORTH UNIVERSITY AVENUE, SUITE 101
LITTLE ROCK, ARKANSAS 72205
TELEPHONE: 501-280-0200
WATS: 800-545-3990
FAX: 501-280-0549

August 24, 2020

Tuttle & Bond, PLLC
1928 Jackson Lane
China Spring, TX 76633

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best knowledge and belief, R.M. Duncan Securities, Inc.;

1. Claims exemption 15c3-3(k)(2)(ii) from 15c3-3,

2. We have met the identified exemption from July 01, 2019 through August 24, 2020, without exception, unless, noted in number 3, below,

3. We have no exceptions to report this fiscal year.

Regards,



Randall Duncan
President
R.M. Duncan Securities, Inc.



TuttleBond
Certified Public Accountants

R.M. Duncan Securities, Inc.

Supplementary Schedules Pursuant to SEA Rule 17a-5 Of the Securities and Exchange Act of 1934
As of and for the Year-Ended June 30, 2020

Report of Independent Registered Public Accounting Firm on Applying Agreed Upon Procedures Pursuant to SEA Rule 17a-5(e)(4)

R.M. Duncan Securities, Inc. is a member of the Securities Investor Protection Corporation (SIPC). In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments, Forms SIPC-7 to the Securities Investor Protection Corporation (SIPC) for the periods through June 30, 2020, which were agreed to by R.M. Duncan Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority and the SIPC, solely to assist you and other specified parties in evaluating R.M. Duncan Securities, Inc.'s compliance with the applicable instructions of the Assessment Reconciliation Forms SIPC 7. R.M. Duncan Securities, Inc.'s management is responsible for R.M. Duncan Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed, and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC 6 & 7 with the respective cash disbursements record entries, noting no differences.
2. Compared audited Total Revenue for the period of July 1, 2019 through June 30, 2020 (fiscal year-end) with the amounts reported on Forms SIPC-7, noting no differences.
3. Compared any adjustments reported on Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7, noting no differences.
5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We are not engaged to and did not conduct an examination for which the objective would be to express an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures other matters might have come to our attention that would have been reported.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

TUTTLE & BOND, PPLC
Tuttle Bond PLLC

China Spring, Texas
August 24, 2020

Tuttle & Bond, PLLC
1928 Jackson Lane
China Spring, TX 76633
Ph: 512.967.3517 Fax: 832.534.4154
auditdocs@tuttlebond.com www.tuttlebond.com

R.M. Duncan Securities, Inc.
Supplementary Agreed Upon Procedures Report
Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) of the Securities and Exchange Act of 1934 As of the year ended June 30, 2020

SIPC 7 Reconcilition

Total Due	$	1,823			
Overpayment Applied	$	-			
Balance Due after Applied Overpayment	$	1,823			
			Date Paid:	Check #:	Paid To:
Paid with SIPC 6	$	0			
Paid with SIPC 7	$	1,823	August 13, 2020	11228	SIPC
Total Paid	$	1,823			
Reconciled Difference (Overpayment) Underpayment	$	(0)			